

March 10, 2015

Mr. Steven Rossi
Chief Executive Officer
Franchise Holdings International, Inc.
1895 Clements Rd., Suite 155
Pickering, Ontario, Canada M1P 4Y9

>   **Re: Franchise Holdings International, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed February 24, 2015**
>   **File No. 000-27631**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Additional Information

Voting Securities; Beneficial Ownership of the Company's Common Stock, page 4

1. We note your response to comment 2 and we re-issue this comment. In this regard, we note your response that "the increase in authorized shares is necessary to complete the transaction whereby the Company acquired Truxmart Ltd." If the increase in authorized shares is being made in connection with the acquisition of Truxmart, please provide the disclosure required by Items 11, 13 and 14 of Schedule 14A, as appropriate. Refer to Note A to Schedule 14A.

2. We note your response to comment 4 and we re-issue the comment in part. Please update the beneficial ownership table to show that Truxmart Ltd., as your subsidiary, is not a beneficial owner of 2,300,000 shares of your common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Jennifer López, Staff Attorney, at 202-551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director

cc: Matthew McMurdo, Esq.